NO ACT

PE
1-31-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561




11005952

March 17, 2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-17-11

Re: Amazon.com, Inc.
Incoming letter dated January 31, 2011

Dear Mr. Mueller:

This is in response to your letter dated January 31, 2011 concerning the shareholder proposal submitted to Amazon.com by James McRitchie. We also have received letters on the proponent's behalf dated January 31, 2011 and February 13, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

March 17, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Amazon.com, Inc.
Incoming letter dated January 31, 2011

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of Amazon.com's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

We are unable to concur in your view that Amazon.com may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. In addition, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Amazon.com may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Amazon.com may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal, because the proposal asks that the board "take the steps necessary unilaterally (to the fullest extent permitted by law)" to amend the company's governing documents. Accordingly, we do not believe that Amazon.com may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 13, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Amazon.com, Inc. (AMZN)
Special Meeting Topic
James McRitchie

Ladies and Gentlemen:

This responds further to the January 31, 2011 company request to avoid this rule 14a-8 proposal.

This proposal states (emphasis added):
RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (***to the fullest extent permitted by law***) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

Thus the words "to the fullest extent permitted by law" allow the company to opt out of "unilaterally" if the company is correct about a mandatory shareholder vote.

Attached earlier was the no action decision, *Honeywell International Inc.* (January 18, 2011) which addressed this same proposal topic on (i)(3) and (i)(6) issues.

Northrop Grumman Corp. (March 10, 2008) and *The Boeing Co.* (February 19, 2008) were among a number of 2008 no action requests which addressed the use of the words "no restriction." And thus the words "no restriction" have not been used since then in rule 14a-8 proposals.

The company (i)(3) issue fails because it is totally dependent on the failed company (i)(6) issue.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
James McRitchie
"L. Michelle Wilson" <ir@amazon.com>
Michael Deal <ir@amazon.com>

[AMZN: Rule 14a-8 Proposal, October 20, 2010, December 14, 2010 Revision]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

Patricia Stonesifer and Tom Alberg, who together were 100% of our Executive Pay Committee, each had more then 13-years director tenure – independence concern. Mr. Alberg also chaired our Audit Committee. In addition Directors Stonesifer and Alberg attracted our highest negative votes. The next highest negative votes were for Thomas Ryder, our Lead Director who is also 33% of our Audit Committee. All our other directors received far less negative votes.

Our board was the only major corporate directorship for Alain Monie, Patricia Stonesifer, Tom Alberg and William Gordon. This could indicate a significant lack of current transferable director experience.

We had no shareholder right to proxy access, cumulative voting, shareholder written consent or an independent board chairman.

Please encourage our board to respond positively to this proposal to initiate the improved corporate governance and financial performance that we deserve: **Special Shareowner Meetings – Yes on 3.***

Notes: James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 31, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Amazon.com, Inc. (AMZN)
Special Meeting Topic
James McRitchie

Ladies and Gentlemen:

This responds to the January 31, 2011 company request to avoid this rule 14a-8 proposal.

This proposal states (emphasis added):
RESOLVED, Shareowners ask our board to take the steps necessary unilaterally ***(to the fullest extent permitted by law)*** to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

Attached is the no action decision, *Honeywell International Inc.* (January 18, 2011) which addressed this same proposal topic on (i)(3) and (i)(6) issues.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
James McRitchie
Michael Deal <Michael.deal@amazon.com>

January 18, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 8, 2010

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of Honeywell's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

We are unable to concur in your view that Honeywell may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. In addition, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Honeywell may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Honeywell may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal, because the proposal asks that the board "take the steps necessary unilaterally (to the fullest extent permitted by law)" to amend the company's governing documents. Accordingly, we do not believe that Honeywell may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Robert Errett
Attorney-Adviser

[AMZN: Rule 14a-8 Proposal, October 20, 2010, December 14, 2010 Revision]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

Patricia Stonesifer and Tom Alberg, who together were 100% of our Executive Pay Committee, each had more then 13-years director tenure – independence concern. Mr. Alberg also chaired our Audit Committee. In addition Directors Stonesifer and Alberg attracted our highest negative votes. The next highest negative votes were for Thomas Ryder, our Lead Director who is also 33% of our Audit Committee. All our other directors received far less negative votes.

Our board was the only major corporate directorship for Alain Monie, Patricia Stonesifer, Tom Alberg and William Gordon. This could indicate a significant lack of current transferable director experience.

We had no shareholder right to proxy access, cumulative voting, shareholder written consent or an independent board chairman.

Please encourage our board to respond positively to this proposal to initiate the improved corporate governance and financial performance that we deserve: **Special Shareowner Meetings – Yes on 3.***

Notes: James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 03981-00124

January 31, 2011

<u>VIA E-MAIL</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of James McRitchie
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Amazon.com, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from James McRitchie (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal, as revised by the Proponent, states:

> RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to:

- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

A company may exclude a proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." The Proposal requests that the board of directors of the Company (the "Board") "take the steps necessary ***unilaterally*** . . . to amend our bylaws and each appropriate governing document" (emphasis added) so as to modify the threshold shareholder vote required to call a special meeting. Under Delaware law, the Board does not have the power to unilaterally effect these actions, as the amendment sought by the Proposal necessarily requires shareholder approval in every case, as discussed below.

Accordingly, the Proposal may be omitted from the 2011 Proxy Materials because it is beyond the Board's power to implement.

Article 12 of the Company's Restated Certificate of Incorporation (the "Certificate"), a copy of which is attached to this letter as Exhibit B, states that a special meeting of shareholders can only be called if "the holders of not less than thirty percent (30%) of all the votes entitled to be cast on any issue proposed to be considered at such special meeting have dated, signed and delivered to the Secretary one or more written demands for such meeting." It is impossible for the Board to unilaterally amend the Certificate in a manner consistent with Delaware law, as any such amendment would necessarily require the affirmative vote of the Company's shareholders.[1] Likewise, Section 109(b) of the Delaware General Corporation Law (the "DGCL") prohibits adoption of a bylaw that is inconsistent with a company's certificate of incorporation. Because the Supreme Court of Delaware has interpreted Section 109(b) of the DGCL to mean that a bylaw is "void" and a "nullity" if it conflicts with the certificate of incorporation, *Centaur Partners, IV v. Nat'l Intergroup, Inc.,* 582 A.2d 923, 929 (Del. 1990), the Board cannot unilaterally act to adopt the bylaw suggested in the Proposal in a manner consistent with Delaware law.

The Proposal is analogous to *Northrop Grumman Corp* (avail. Mar. 10, 2008), where the Staff concurred that under Rule 14a-8(i)(6), the company could omit a shareholder proposal that would require the board of directors of the company to "amend our governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." Northrop Grumman's certificate of incorporation did not provide the company's shareholders with a right to call a special meeting, and thus the only method of effecting the proposal would have been for the Northrop Grumman shareholders to approve an amendment to the company's certificate of incorporation. The company successfully argued that the proposal was excludable under Rule 14a-8(i)(6) because the adoption of the proposal "would [have] oblige[d] the [b]oard to either adopt a bylaw that would be inconsistent with the [company's

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[1] Section 242(b)(1) of the DGCL provides that in order for an amendment to a company's certificate of incorporation to be effective the "board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders" and that at such meeting, "a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment."

certificate of incorporation], or else make a unilateral change of the [certificate of incorporation]." Therefore, the company argued, and the Staff agreed, that the board did not have the "unilateral power" to effect the proposal.

Similarly, in *Boeing Co.* (avail. Feb. 19, 2008), the proposal at issue would have required the "board to amend [the company's] bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent." Boeing's certificate of incorporation limited the ability of its shareholders to act by written consent, and thus the only method of effecting the proposal would have been for the Boeing shareholders to approve an amendment to Boeing's certificate of incorporation. The company successfully argued that the proposal was excludable under Rule 14a-8(i)(6) because such an amendment could not be effected "solely by the [b]oard." Because the board did not have the power and authority to effect the proposal without the requisite shareholder vote, and thus the proposal was beyond the power and authority of the company, the Staff concurred that proposal was excludable pursuant to Rule 14a-8(i)(6). *See also Intel Corp.* (avail. Feb. 7, 2005); *General Electric Co.* (avail. Jan. 14, 2005) (each concurring with exclusion of a proposal requesting that the company always have an independent board chair under Rule 14a-8(i)(6) where it "does not appear to be within the power of the board of directors to ensure"); *Archon Corp.* (avail. Mar. 16, 2003); *Marriott International Inc.* (avail. Feb. 26, 2001) (each concurring with exclusion of a proposal where "it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria").

Like the proposals in *Northrop Grumman Corp.* and *Boeing Co.*, the instant Proposal calls for the Board to take steps to "unilaterally" modify the threshold vote required for the Company's shareholders to call a special meeting. As discussed above, such unilateral Board action is impossible under both the Company's governing documents and Delaware law. The Company cannot implement the action through a bylaw that conflicts with the Certificate. Likewise, the Board does not have the authority to unilaterally amend the Certificate and modify the threshold vote to call a special meeting. In accordance with the DGCL and the Certificate, the Proposal may only be implemented after the Company's shareholders provide the requisite approval. The Board is powerless to effect the Proposal absent such approval, and as the Proposal expressly requires the Board to act unilaterally, the Company may properly exclude the Proposal from its Proxy Materials Pursuant to Rule 14a-8(i)(6).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False Or Misleading.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareholder proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Staff stated that exclusion under Rule 14a-8(i)(3) can be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareholder proposals that are premised on materially false or misleading statements. *See Wal-Mart Stores, Inc.* (avail Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products).

The Proposal is comparable to other proposals the Staff has concurred are excludable under Rule 14a-8(i)(3). For example, in *General Electric Co.* (avail. Jan. 6, 2009) the proposal requested that the Company adopt a policy under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years. The Staff concurred that the proposal was false and misleading because the action requested in the proposal was based on the underlying assertion that the Company had plurality voting and allowed shareholders to "withhold" votes when in fact the Company has implemented majority voting in the election of directors and therefore does not provide a means for shareholders to "withhold" votes in the typical elections. Likewise, in *Duke Energy Corp.* (avail. Feb. 8, 2002), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the proposal misleadingly implied that the company had a nominating committee, when in fact it did not. *See also Johnson & Johnson* (avail. Jan. 31, 2007) (Staff concurred in exclusion of a proposal that misleadingly implied shareholders would be voting on the company's executive compensation policies); *WellPoint Inc.* (avail. Feb. 12, 2007) (same); *Sara Lee Corp.* (avail. Sept. 11, 2006) (same); *General Magic, Inc.* (avail. May 1, 2000) (permitting exclusion under Rule 14a-8(i)(3) as false and misleading of a proposal that requested that the company make "no more false statements" to its shareholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact, the company had corporate policies to the contrary).

As in *General Electric Co.* and the other precedent cited above, the Proposal is premised on a flawed underlying assumption – that the Board may "take the steps necessary unilaterally (to the fullest extent permitted by law)"[2] to amend the voting threshold for the Company's shareholders to call a special meeting. As discussed in Section I above, the Board does not have authority under state law to take steps unilaterally to amend the Company's bylaws and Certificate, and the Proposal misleadingly implies that the Board lawfully may do so to some extent. Therefore, shareholders reading the Proposal will mistakenly believe that the Proposal will be implemented to some extent in a lawful manner by unilateral action of the Board, when in fact it is impossible for the Board to take such unilateral action in a manner consistent with the Company's governing documents or Delaware law. Therefore, consistent with the precedent cited above, the Company requests the Staff's concurrence that it may omit the Proposal under Rule 14a-8(i)(3) because it is based on a false and misleading premise in violation of Rule 14a-9.

III. The Proponent Should Not Be Permitted To Revise The Proposal

We recognize that when a proposal requires a board of directors to amend a company's charter in a manner that would otherwise render the proposal excludable under Rule 14a-8(i)(6), the Staff will, on occasion, permit a proponent to revise the proposal to provide that the board of directors "take the steps necessary" to amend the company's charter. *See* Section (B) of SLB 14D.[3] We note, however, that the current Proposal cannot be revised in such a manner, as it already provides that the Board shall "take the steps necessary" to effectuate the proposal "to the fullest extent permitted by law." The intent of

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[2] We note as well that this phrase is misleadingly vague, in that it imposes conflicting standards for the conduct it requests, or requires conduct that is subject to differing interpretations, and for this reason as well the Proposal is excludable under Rule 14a-8(i)(3).

[3] There, the Staff stated, "If a proposal recommends, requests, or requires the board of directors to amend the company's charter, we may concur that there is some basis for the company to omit the proposal in reliance on rule 14a-8(i)(1), rule 14a-8(i)(2), or rule 14a-8(i)(6) if the company meets its burden of establishing that applicable state law requires any such amendment to be initiated by the board and then approved by shareholders in order for the charter to be amended as a matter of law. In accordance with longstanding staff practice, however, our response may permit the proponent to revise the proposal to provide that the board of directors 'take the steps necessary' to amend the company's charter."

the "take the steps necessary" language typically is to allow for the fact that the board cannot unilaterally implement a proposal that requires an amendment to the company's charter. However, here, the effect of this language is nullified by the Proposal's specific mandate that the Board "unilaterally" amend the Company's governing documents, which, as discussed above, is impossible to do under Delaware law. There are no steps, necessary or otherwise, that the Board could take that would allow it to achieve the Proponent's desired ends of taking the steps necessary to unilaterally amend the Company's governing documents to the fullest extent permitted by law.

The Proponent had ample time to draft a resolution that complies with the proxy rules before the 120-day deadline set forth in Rule 14a-8(e) expired. In fact, the Proponent has demonstrated that he knows how to craft a proposal to request Board action to initiate a process to amend the Company's Certificate in a permissible manner. The Proponent submitted a proposal for inclusion in Burlington Northern Santa Fe Corporation's 2009 Proxy Statement regarding the shareholders' right to call a special meeting, asking the Burlington Northern Santa Fe board "to take the steps necessary to amend [its] bylaws and each appropriate governing document to give holders of 10% of [its] outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." *Burlington Northern Santa Fe Corporation* (avail. Jan. 12, 2009).

In this instance, however, the Proponent chose not to draft this Proposal with the appropriate language. Because the changes required to comply with Rule 14a-8 would entail a significant revision that substantively alters the Proposal, the Company requests that the Staff concur that the Proposal in its entirety can be omitted from the Proxy Materials.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Michael Deal, the Company's Vice President and Associate General Counsel at (206) 266-6360.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Michael Deal, Amazon.com, Inc.
James McRitchie
John Chevedden

Exhibit A

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jeffrey P. Bezos
Chairman of the Board
Amazon.com, Inc. (AMZN)
410 Terry Ave N
Seattle WA 98109
Phone: 206 266-1000

Dear Mr. Bezos,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



10/13/2010

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: L. Michelle Wilson
Corporate Secretary
FX: 206-266-7010

[AMZN: Rule 14a-8 Proposal, October 20, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes: James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***


AMERITRADE

10825 Farnam Drive, Omaha, NE 68154 tdameritrade.com

October 20, 2010

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Re: Proof of Ownership

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held:

No less than 100 shares of Amazon (AMZ) since October 22, 2008

If you have any further questions, please contact 800-669-3900 to speak with a TD AMERITRADE Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Andrea Fernandez
Research & Resolution
TD AMERITRADE

This information is furnished as part of a general information service and TD AMERITRADE shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD AMERITRADE monthly statement, you should rely only on the TD AMERITRADE monthly statement as the official record of your TD AMERITRADE account.

TD AMERITRADE does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jeffrey P. Bezos
Chairman of the Board
Amazon.com, Inc. (AMZN)
410 Terry Ave N
Seattle WA 98109
Phone: 206 266-1000

DECEMBER 14, 2010 REVISION

Dear Mr. Bezos,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



10/13/2010

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: L. Michelle Wilson
Corporate Secretary
FX: 206-266-7010

[AMZN: Rule 14a-8 Proposal, October 20, 2010, December 14, 2010 Revision]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

Patricia Stonesifer and Tom Alberg, who together were 100% of our Executive Pay Committee, each had more then 13-years director tenure – independence concern. Mr. Alberg also chaired our Audit Committee. In addition Directors Stonesifer and Alberg attracted our highest negative votes. The next highest negative votes were for Thomas Ryder, our Lead Director who is also 33% of our Audit Committee. All our other directors received far less negative votes.

Our board was the only major corporate directorship for Alain Monie, Patricia Stonesifer, Tom Alberg and William Gordon. This could indicate a significant lack of current transferable director experience.

We had no shareholder right to proxy access, cumulative voting, shareholder written consent or an independent board chairman.

Please encourage our board to respond positively to this proposal to initiate the improved corporate governance and financial performance that we deserve: **Special Shareowner Meetings – Yes on 3.***

Notes: James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email. *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B



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Corporate Governance

Certificate of Incorporation

RESTATED CERTIFICATE OF INCORPORATION
OF AMAZON.COM, INC.

Amazon.com, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

1. The original Certificate of Incorporation was filed with the Secretary of State on May 28, 1996.
2. The following Restated Certificate of Incorporation was duly adopted by the corporation's Board of Directors in accordance with the provisions of Section 245 of the General Corporation Law of the State of Delaware and only restates and integrates and does not further amend the provisions of the corporation's Certificate of Incorporation as heretofore amended and supplemented, and there is no discrepancy between those provisions and the following.

ARTICLE 1. NAME

The name of this corporation is Amazon.com, Inc.

ARTICLE 2. REGISTERED OFFICE AND AGENT

The address of the registered office of this corporation is 1013 Centre Road, Wilmington, County of New Castle, State of Delaware 19805, and the name of its registered agent at such address is Corporation Service Company.

ARTICLE 3. PURPOSES

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE 4. SHARES

The total authorized stock of the corporation shall consist of 5,000,000,000 shares of Common Stock having a par value of $.01 per share and 500,000,000 shares of Preferred Stock having a par value of $.01 per share. Authority is hereby expressly granted to the Board of Director to fix by resolution or resolutions any of the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions which are permitted by Delaware General Corporation Law in respect of any class or classes of stock or any series of any class of stock of the corporation. The corporation shall from time to time in accordance with the laws of the State of Delaware increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall not be sufficient to permit the conversion of Preferred Stock.

ARTICLE 5. DIRECTORS

The number of Directors of the corporation shall be determined in the manner provided by the Bylaws and may be increased or decreased from time to time in the manner provided therein. Written ballots are not required in the election of Directors.

ARTICLE 6. BY-LAWS

The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the corporation; provided, however, the Board of Directors may not repeal or amend any bylaw that the stockholders have expressly provided may not be amended or repealed by the Board of Directors. The stockholders shall also have the power to adopt, amend or repeal the Bylaws for this corporation.

ARTICLE 7. PREEMPTIVE RIGHTS

Preemptive rights shall not exist with respect to shares of stock or securities convertible into shares of stock of this corporation.

ARTICLE 8. CUMULATIVE VOTING

The right to cumulate votes in the election of Directors shall not exist with respect to shares of stock of this corporation.

ARTICLE 9. AMENDMENTS TO CERTIFICATE OF INCORPORATION

This corporation reserves the right to amend or repeal, by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, any of the provisions contained in this Certificate of Incorporation. The rights of the stockholders of the corporation are granted subject to this reservation.

ARTICLE 10. LIMITATION OF DIRECTOR LIABILITY

To the full extent that the Delaware General Corporation Law, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of this corporation shall not be liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of this Article 10 shall not adversely affect any right or protection of a director of this corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE 11. ACTION BY STOCKHOLDERS WITHOUT A MEETING

Only action properly brought before the stockholders by or at the direction of the Board of Directors may be taken without a meeting, without prior notice and without a vote, if a written consent setting forth the action so taken is signed by the holders of outstanding shares of capital stock entitled to be voted with respect to the subject matter thereof having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

ARTICLE 12. SPECIAL MEETING OF STOCKHOLDERS

The Chairman of the Board of Directors, the Chief Executive Officer, the President or the Board of Directors may call special meetings of the stockholders for any purpose. A special meeting of the stockholders shall be held if the holders of not less than thirty percent (30%) of all the votes entitled to be cast on any issue proposed to be considered at such special meeting have dated, signed and delivered to the Secretary one or more written demands for such meeting, describing the purpose or purposes for which it is to be held.

ARTICLE 13. BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

The corporation expressly elects not to be governed by Section 203(a) of Title 8 of the Delaware General Corporation Law.